UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Store divestments in the US July 14, 2016 – 3 a.m. CET

DELHAIZE GROUP AND AHOLD REACH AGREEMENTS WITH BUYERS TO

DIVEST 86 U.S. STORES, SUBJECT TO FTC MERGER CLEARANCE

•	All purchase agreements are subject to FTC approval and clearance by the FTC of the Ahold and Delhaize Group merger
•	All divested stores to be sold to well-established supermarket retailers
•	Divestitures represent 4.1% of the Ahold and Delhaize Group companies’ total combined U.S. store count and 3.2% of the Ahold and Delhaize Group companies’ combined U.S. 2015 net sales
•	The companies continue to expect to complete the merger before the end of July

BRUSSELS, Belgium, July 14, 2016 – Delhaize Group and Ahold today announced that their United States subsidiaries have reached agreements with buyers to divest a total of 86 stores in a limited number of locations in which the companies’ U.S. subsidiaries both operate. These divestments are being made in connection with the United States Federal Trade Commission’s (FTC) pending review of the proposed merger between the two companies. The divested stores are being sold to well-established supermarket operators.

All of the purchase agreements are subject to FTC approval. The agreements are also subject to FTC clearance and formal completion of the Delhaize Group and Ahold merger, which the companies continue to expect before the end of July.

These store locations represent 4.1% of the Ahold and Delhaize Group companies’ total combined U.S. store count and 3.2% of combined U.S. 2015 net sales.

“Selling stores is a difficult part of any merger process, given the impact on our associates, customers and communities in which we operate,” said Frans Muller, President and Chief Executive Officer, Delhaize Group. “We believe we have made every effort to identify strong buyers for these locations, and we want to thank our loyal associates and customers who have shopped our stores and supported us for so many years. Upon the completion of the merger, we will continue to maintain our local Food Lion and Hannaford brands; however, our new company scale will enable us to accelerate our local market strategies to better serve our customers with nearly 2,000 stores along the East Coast in the United States.”

The buyers of the 86 stores being divested are:

•	New Albertson’s, Inc. (part of Albertsons Companies based in Idaho), purchasing 1 Giant Food store in Salisbury, Maryland;
•	Big Y (based in Massachusetts), purchasing 8 Hannaford stores in eastern Massachusetts;
•	Publix (based in Florida), purchasing 10 MARTIN’S stores in Richmond, Virginia;
•	Saubel’s Markets (based in Pennsylvania), purchasing 1 Food Lion store in York, Pennsylvania
•	Supervalu (based in Minnesota), purchasing 22 Food Lion stores in Maryland, Pennsylvania, Virginia and West Virginia;
•	Tops Markets (based in New York), purchasing 1 Stop & Shop store in Massachusetts as well as 3 Stop & Shop stores and 2 Hannaford stores in New York; and

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•	Weis Markets (based in Pennsylvania), purchasing 38 Food Lion stores in Delaware, Maryland and Virginia.

The divested stores are expected to be converted by the buyers to their new banners and re-opened as supermarkets after any remodeling planned by the buyers.

A full list of the locations being sold by both companies as part of this process is attached as an annex to this press release.

On June 24, 2015, Delhaize Group and Ahold announced their intention to merge. The shareholders’ meetings of both companies approved the merger in March 2016. The Belgian Competition Authority (BCA) granted its conditional approval for the merger in March 2016. FTC clearance is the remaining regulatory approval requirement for the Ahold and Delhaize Group merger.

Please visit www.delhaizegroup.com, www.ahold.com, or www.adcombined.com for more information.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. On March 31, 2016, Delhaize Group’s sales network consisted of 3,524 stores. In 2015, Delhaize Group posted €24.4 billion ($27.1 billion) in revenues and €366 million ($407 million) in net profit (Group share). At the end of 2015, Delhaize Group employed approximately 154,000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com.

Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

U.S. Media: Christy Phillips-Brown, +1-704-310-2221, Cphillips-brown@foodlion.com

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CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize Group, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize Group’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement or the proposed merger with Koninklijke Ahold N.V., also known as Royal Ahold; the risk that the necessary regulatory approvals for the proposed merger with Royal Ahold may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the proposed merger with Royal Ahold on the proposed terms and timeframe; the possibility that the proposed merger with Royal Ahold does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the proposed merger with Royal Ahold; Delhaize Group’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed merger with Royal Ahold; the benefits from Delhaize Group’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed merger with Royal Ahold on the ability of Delhaize Group to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize Group’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize Group may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize Group nor any of its directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication. The actual performance, the success and the development over time of the business activities of Delhaize Group may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize Group does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

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» Annex

Buyer	Store No.	Brand	Address	City	State	Zip

New Albertson’s	351	Giant Food	751 South Salisbury Blvd.	Salisbury	MD	21801

1 store (to be rebranded ACME)

Big Y	8008	Hannaford	182 Summer Street	Kingston	MA	02364
Big Y	8018	Hannaford	475 Hancock Street	North Quincy	MA	02171
Big Y	8020	Hannaford	10 Washington Street	Norwell	MA	02061
Big Y	8021	Hannaford	7 Medway Road	Milford	MA	01757
Big Y	8022	Hannaford	434 Walpole Street	Norwood	MA	02062
Big Y	8170	Hannaford	637 Lowell Street	West Peabody	MA	01960
Big Y	8286	Hannaford	357 Broadway	Saugus	MA	01906
Big Y	8382	Hannaford	25 Robert Drive	Easton	MA	02375

8 stores

Publix	6421	Martin’s	3460 Pump Road	Richmond	VA	23233
Publix	6429	Martin’s	3522 West Cary Street	Richmond	VA	23221
Publix	6433	Martin’s	10250 Staples Mill Road	Glen Allen	VA	23060
Publix	6434	Martin’s	2250 John Rolfe Parkway	Richmond	VA	23233
Publix	6435	Martin’s	10150 Brook Road	Glen Allen	VA	23059
Publix	6438	Martin’s	13700 Hull Street Road	Midlothian	VA	23112
Publix	6439	Martin’s	7035 Three Chopt Road	Richmond	VA	23226
Publix	6494	Martin’s	3107 Boulevard Suite 15	Colonial Heights	VA	23834
Publix	6498	Martin’s	9645 West Broad Street	Glen Allen	VA	23060
Publix	6499	Martin’s	4591 South Laburnum Ave.	Richmond	VA	23231

10 stores

Saubel’s	1241	Food Lion	3611 East Market Street	York	PA	17402

1 store

Supervalu	626	Food Lion	761 East Wilson Blvd.	Hagerstown	MD	21740
Supervalu	1050	Food Lion	22401 Jefferson Blvd.	Smithburg	MD	21783
Supervalu	1147	Food Lion	18717 North Pointe Drive	Hagerstown	MD	21742
Supervalu	1180	Food Lion	17718 Virginia Ave.	Hagerstown	MD	21740
Supervalu	1683	Food Lion	18360 College Road	Hagerstown	MD	21740
Supervalu	994	Food Lion	4170 Philadelphia Ave.	Chambersburg	PA	17202
Supervalu	1527	Food Lion	875 Lincoln Way West	Chambersburg	PA	17202
Supervalu	1620	Food Lion	500 North Antrim Way	Greencastle	PA	17225
Supervalu	1663	Food Lion	11105 Buchanan Trail	Waynesboro	PA	17268
Supervalu	362	Food Lion	707 Fort Collier Road	Winchester	VA	22601
Supervalu	366	Food Lion	2600 Valley Ave.	Winchester	VA	22601
Supervalu	733	Food Lion	249 Sunnyside Plaza Circle	Winchester	VA	22603
Supervalu	745	Food Lion	609 K East Main Street	Purcellville	VA	20132
Supervalu	1059	Food Lion	260 Remount Road	Front Royal	VA	22630
Supervalu	1164	Food Lion	409 North McNeil Road	Berryville	VA	22611
Supervalu	1281	Food Lion	190 Delco Plaza	Winchester	VA	22602
Supervalu	1489	Food Lion	380 Fairfax Pike	Stephens City	VA	22655
Supervalu	2668	Food Lion	159 Grocery Ave.	Winchester	VA	22602
Supervalu	965	Food Lion	147 Roaring Lion Drive	Hedgesville	WV	25427
Supervalu	1189	Food Lion	1140 Winchester Ave.	Martinsburg	WV	25401
Supervalu	2119	Food Lion	50 Coast Guard Drive	Kearneysville	WV	25430
Supervalu	2568	Food Lion	1317 Old Courthouse Square	Martinsburg	WV	25401

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22 stores

Tops	434	Stop & Shop	372 Timpany Blvd.	Gardner	MA	01440
Tops	515	Stop & Shop	271 Main Street	New Paltz	NY	12561
Tops	536	Stop & Shop	6726 Route 9	Rhinebeck	NY	12572
Tops	598	Stop & Shop	1357 Route 9	Wappingers Falls	NY	12590
Tops	8325	Hannaford	1936 US Route 6	Carmel	NY	10512
Tops	8368	Hannaford	16 Jon J Wagner Way	Lagrange	NY	12540

6 stores

Weis	488	Food Lion	19287 Miller Road, Unit 14	Rehoboth Beach	DE	19971
Weis	960	Food Lion	24832 John J Williams Highway	Millsboro	DE	19966
Weis	1321	Food Lion	36731 Old Mill Road	Millville	DE	19967
Weis	2565	Food Lion	17232 North Village Main Blvd.	Lewes	DE	19958
Weis	784	Food Lion	45315 Alton Lane	California	MD	20619
Weis	786	Food Lion	10 Village Center Road	Reisterstown	MD	21136
Weis	1168	Food Lion	100 Drury Drive	La Plata	MD	20646
Weis	1187	Food Lion	17600 Old National Square Pike	Frostburg	MD	21532
Weis	1210	Food Lion	19 Saint Mary’s Square	Lexington Park	MD	20653
Weis	1289	Food Lion	219 Marlboro Ave.	Easton	MD	21601
Weis	1315	Food Lion	3261 Solomons Island Road	Edgewater	MD	21037
Weis	1324	Food Lion	6375 Monroe Ave.	Eldersburg	MD	21784
Weis	1345	Food Lion	16567 South Frederick Road	Gaithersburg	MD	20877
Weis	1356	Food Lion	15789 Livingston Road	Accokeek	MD	20607
Weis	1387	Food Lion	12100 Central Ave.	Mitchellville	MD	20721
Weis	1443	Food Lion	13300 H G Trueman Road	Solomons	MD	20688
Weis	1477	Food Lion	883 Russell Ave.	Gaithersburg	MD	20879
Weis	1526	Food Lion	750 Prince Frederick Blvd.	Prince Frederick	MD	20678
Weis	1529	Food Lion	6551 Waterloo Road	Elkridge	MD	21075
Weis	1535	Food Lion	5715 Crain Highway	Upper Marlboro	MD	20772
Weis	1549	Food Lion	15300 McMullen Highway SW	Cumberland	MD	21502
Weis	2515	Food Lion	20995 Point Lookout Road	Callaway	MD	20620
Weis	2535	Food Lion	9251 Lakeside Blvd.	Owings Mills	MD	21117
Weis	2598	Food Lion	5896 Robert Oliver Place	Columbia	MD	21045
Weis	2606	Food Lion	210 H G Trueman Road	Lusby	MD	20657
Weis	250	Food Lion	513 Madison Road	Culpeper	VA	22701
Weis	358	Food Lion	282 Deacon Road, Suite 106	Fredericksburg	VA	22405
Weis	419	Food Lion	10611 Courthouse Road	Fredericksburg	VA	22407
Weis	450	Food Lion	4153 Plank Road	Fredericksburg	VA	22401
Weis	578	Food Lion	905 Garrisonville Road	Stafford	VA	22554
Weis	1043	Food Lion	515 Jefferson Davis Highway	Fredericksburg	VA	22401
Weis	1166	Food Lion	2612 Jefferson Davis Highway	Stafford	VA	22554
Weis	1177	Food Lion	9801 Courthouse Road	Spotsylvania	VA	22553
Weis	1235	Food Lion	10601 Spotsylvania Ave	Fredericksburg	VA	22405
Weis	1243	Food Lion	736 Warrenton Road	Fredericksburg	VA	22406
Weis	1567	Food Lion	540 Culpeper Town Mall	Culpeper	VA	22701
Weis	1579	Food Lion	7100 Salem Fields Blvd.	Fredericksburg	VA	22407
Weis	2583	Food Lion	10871 Tidewater Trail	Fredericksburg	VA	22408
38 stores

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: July 14, 2016	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President